July 30, 2012

ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE

MILWAUKEE, WISCONSIN 53202

414.271.2400 TEL

414.297.4900 FAX

www.foley.com

WRITER’S DIRECT LINE

414.297.5642

jkwilson@foley.com

CLIENT/MATTER NUMBER

065215-0184

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tyco Flow Control International Ltd.—Amendment No. 4 to

Registration Statement on Form S-4 (Registration No. 333-181250)

Ladies and Gentlemen:

For the purpose of registering under the Securities Exchange Act of 1933, as amended, common shares, par value CHF 0.50 per share (the “Shares”), of Tyco Flow Control International Ltd., a corporation limited by shares (Aktiengesellschaft) organized under the laws of Switzerland (the “Company”), we are transmitting for filing Amendment No. 4 to the above-referenced Registration Statement, with exhibits, relating to the proposed issuance of the Shares in connection with the merger of Panthro Merger Sub, Inc., a Minnesota corporation and a wholly owned, indirect subsidiary of the Company, with and into Pentair, Inc., a Minnesota corporation.

The Company is filing Amendment No. 4 for the sole purpose of re-filing certain exhibits to the above-referenced Registration Statement in response to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated July 26, 2012, with respect to the above-referenced Registration Statement and updating the Exhibit Index accordingly. Amendment No. 4 does not relate to the contents of the proxy statement/prospectus that forms a part of the Registration Statement and, accordingly, the proxy statement/prospectus has not been included therewith. As requested by the Staff in the comment letter, the Company has also prepared a memorandum setting forth its responses to the Staff’s comments, a copy of which is filed herewith.

We are sending to the Staff by courier courtesy copies consisting of (i) three clean versions of Amendment No. 4, (ii) five marked versions of Amendment No. 4 reflecting changes to the Registration Statement since the filing of Amendment No. 3 on July 26, 2012 and (iii) five copies of the memorandum setting forth the Company’s responses to the Staff’s comments.

July 30, 2012

Should any questions arise in connection with this filing, please contact the undersigned at (414) 297-5642 or Jason M. Hille at (414) 319-7336.

Very truly yours,

/s/ John K. Wilson

John K. Wilson

Enclosures

cc:	Pentair, Inc. Working Group

Tyco International Ltd. Working Group